Exhibit 99.1

The Stars Group Announces Receipt of Notice of Application Related to Pending Conversion of Convertible Preferred Shares

TORONTO, June 13, 2018 - The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) today announced that it has been served with a Notice of Application filed by Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. (together, the “Applicants”) in the Ontario Superior Court of Justice in respect of The Stars Group’s pending mandatory conversion of all of its outstanding convertible preferred shares pursuant to their terms.

The Notice of Application seeks, among other things, a declaration of the Court that the Liquidity Condition (as defined in the preferred share terms) required for the mandatory conversion be based on the trading volume of The Stars Group’s common shares solely on the Toronto Stock Exchange, as opposed to including trading volume from the Nasdaq Stock Market or any other exchange or trading platform.

The Stars Group disputes these claims and believes that the Liquidity Condition has been met.  The Liquidity Condition requires the average daily volume on any 20 Trading Days (as defined in the preferred share terms) (whether or not consecutive) in a 30-consecutive Trading Day period to be at least 1.75 million common shares. The Stars Group’s common shares are cross-listed on Nasdaq as a result of a requirement in the preferred share terms to, within 15 months from the date of issuance of the preferred shares in August 2014, obtain and maintain a second listing on either Nasdaq, the New York Stock Exchange or London Stock Exchange.

The Stars Group announced on June 5, 2018 its intention to convert the preferred shares into common shares of The Stars Group effective at the close of business on July 18, 2018 (the “Conversion Date”) as a result of meeting the applicable price and liquidity conditions required by the preferred share terms. The Applicants have indicated that they hold in the aggregate 221,724 (or approximately 11.7 million common shares upon conversion on the Conversion Date) of the 1,138,978 currently issued and outstanding preferred shares.

The Stars Group anticipates that the Notice of Application will be heard by the Court on July 13, prior to the Conversion Date.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world's most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, the expected conversion of The Stars Group’s convertible preferred shares into common shares as set forth above. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including litigation risk, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Stars Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran
Tel: +1 437-371-5730
ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser
Press@starsgroup.com